Exhibit 21.1

List of Subsidiaries of Zhibao Technology Inc.

Name of Subsidiaries	Jurisdiction
Zhibao Technology Holdings Limited	British Virgin Islands
Zhibao Technology Limited	Hong Kong
Zhibao Technology Co., Ltd.	The People’s Republic of China
Shanghai Anyi Network Technology Co., Ltd.	The People’s Republic of China
Sunshine Insurance Brokers (Shanghai) Co., Ltd.	The People’s Republic of China
Shanghai Zhibao Health Management Co., Ltd.	The People’s Republic of China
Shanghai Zhizhongbao Enterprise Management Co., Ltd.	The People’s Republic of China
Zhibao Labuan Reinsurance Company Limited	Malaysia